# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARCO BRANDS, INC., CIK 0001539850
CUSIP: 85526F201
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 706 N Citrus Ave., Los Angeles, California (CA), 90038
Date of event which requires filing of this statement: 05/20/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-012882
Filed by CIK 0001856662

## Reporting persons
- The Production Board, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 91,444,397; shared voting power 0; sole dispositive power 91,444,397; shared dispositive power 0; aggregate amount beneficially owned 91,447,397 (11.7% of the class)

## Item 1. Issuer
Name of issuer: STARCO BRANDS, INC.
Address of issuer's principal executive offices: 706 N Citrus Ave., Los Angeles, CA, 90038.

## Item 2. Person Filing
Name of person filing: The Production Board, LLC.
Address of principal business office or, if none, residence: The Production Board, LLC - 548 Market Street, San Francisco, CA 94104
Citizenship: The Production Board, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer currently beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of securities of the Issuer currently beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in row 11 is based upon 784,192,034 shares of Class A common stock outstanding as of May 20, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2025.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to dispose or to direct the disposition of.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the shared power to dispose or to direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Production Board, LLC: /s/ Eric Sundstrom, Eric Sundstrom, VP, Finance & Operations (05/21/2025)